EXHIBIT 23.1

            Consent of Independent Registered Public Accounting Firm

The Board of Directors
Dobson Communications Corporation:

     We consent to the use of our report dated February 12, 2004 incorporated by reference herein, with respect to the consolidated balance sheets of Dobson Communications and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years then ended.

     Our report refers to a change in the methods of accounting for identifiable intangible assets with indefinite lives in 2002 and accounting for derivative instruments and hedging activities and disposal of long-lived assets in 2001.


                                              KPMG LLP

Oklahoma City, Oklahoma
June 18, 2004